SUPPLEMENT
(TO PROSPECTUS SUPPLEMENT DATED AUGUST 25, 2004 TO PROSPECTUS DATED APRIL 26,
2004)

                                  $451,549,000
                                  (APPROXIMATE)

              BEAR STEARNS ASSET BACKED SECURITIES I TRUST 2004-FR2
                                     ISSUER

                   ASSET-BACKED CERTIFICATES, SERIES 2004-FR2

                            EMC MORTGAGE CORPORATION
                           SELLER AND MASTER SERVICER

                   BEAR STEARNS ASSET BACKED SECURITIES I LLC
                                    DEPOSITOR


         The section entitled "THE CLASS II-A INSURER" beginning on page S-70 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

                             THE CLASS II-A INSURER

         Assured Guaranty Corp. ("Assured Guaranty") is a Maryland-domiciled insurance company currently licensed as a financial guaranty insurance company in forty-six states and the District of Columbia. Assured Guaranty was formed in 1985 and commenced operations in 1988. Assured Guaranty has license applications pending, or intends to file an application, in each of those states in which it is not currently licensed. Assured Guaranty is located at 1325 Avenue of the Americas, New York, New York 10019. Assured Guaranty is indirectly owned by Assured Guaranty Ltd., a Bermuda company whose shares are publicly held and are listed on the New York Stock Exchange under the symbol "AGO" ("AGL"). AGL files annual, quarterly and special reports, information statements and other information with the United States Securities and Exchange Commission ("SEC"). Copies of AGL's SEC filings are available over the SEC's website.

         Assured Guaranty is subject to insurance laws and regulations in Maryland and in New York (among other limited states jurisdictions) that, among other things, (i) limit Assured Guaranty's business to financial guaranty insurance and related lines, (ii) prescribe minimum solvency requirements, including capital and surplus requirements, (iii) limit classes and concentrations of investments, (iv) regulate the amount of both the aggregate and individual risks that may be insured, (v) limit the payment of dividends by Assured Guaranty, (vi) require the maintenance of contingency reserves and (vii) govern changes in control and transactions among affiliates. State laws to which Assured Guaranty is subject also require the approval of policy rates and forms.

         Assured Guaranty's financial strength is rated AAA by S&P, and Aa1 by Moody's. Assured Guaranty's rating outlook from S&P is negative. Each rating of Assured Guaranty should be evaluated independently. The ratings reflect the respective rating agency's current assessment of the creditworthiness of Assured Guaranty and its ability to pay claims on its policies of insurance. Any further explanation of the significance of the above ratings may be obtained from the applicable rating agency. The above ratings are not recommendations to buy, sell or hold any security, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of any of the above ratings may have an adverse effect on the market price of any security guaranteed by Assured Guaranty. Assured Guaranty does not guaranty the market price of the securities it guarantees, nor does it guaranty that the ratings on such securities will not be revised or withdrawn.

Capitalization of Assured Guaranty Corp.

         As of December 31, 2003, Assured Guaranty had total admitted assets of $1,207,785,868, total liabilities of $952,203,218, total surplus of $255,582,650 and total statutory capital (surplus plus contingency reserves) of $655,582,596, determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities ("SAP"). Copies of the statutory quarterly and annual statements filed with the Maryland Insurance Administration are available upon request by contacting Assured Guaranty at (212) 974-0100.

         Attached to this prospectus supplement as Annex II are the audited financial statements of Assured Guaranty for the years ended December 31, 2003, 2002 and 2001 and its unaudited financial statements for the six months ended June 30, 2004 and 2003.

         The following table sets forth the capitalization of Assured Guaranty as of the period ended December 2002 and 2003 and as of June 30, 2004 (unaudited), on the basis of accounting principles generally accepted in the United States of America ("GAAP"):

                                                                                                JUNE 30, 2004
                                                     DECEMBER 31, 2002    DECEMBER 31, 2003     (IN MILLIONS)
                                                       (IN MILLIONS)        (IN MILLIONS)        (UNAUDITED)
Unearned Premiums                                             353                 389                 398
Other Liabilities                                             233                 236                 238
Stockholders Equity:
     Common Stock                                              15                  15                  15
     Additional Paid-in Capital                               345                 351                 386
     Unrealized Gain on Bonds, Net of Tax                      42                  45                  25
     Retained Earnings                                        371                 465                 513
                                                              ---                 ---                 ---
Total Stockholder's Equity                                    773                 876                 938
                                                              ---                 ---                 ---

Total Liabilities and Stockholders Equity                  $1,359              $1,501              $1,574
                                                           ======              ======              ======

Credit Enhancement Business

         Assured Guaranty issues financial guaranty insurance policies which guarantee timely payment of interest, principal and other amounts in respect of securities and other financial obligations. A financial guaranty insurance policy is used in the capital markets as credit enhancement for principal, interest and other amounts due in accordance with the original debt service schedule of the guaranteed security. In the event the issuer of the security defaults on its insured payment obligations, the financial guarantor pays such obligations upon receipt of a claim therefor in accordance with the terms of the Policy. In these instances, the insurer generally has the option, but not the obligation, to pay the obligations insured on an accelerated basis. The financial guaranty insurance policy is unconditional, irrevocable and noncancellable. Assured Guaranty collects a premium (payable either upon issuance of its policy or periodically in installments) equal to a significant portion of the savings resulting from the trading levels of the guaranteed securities over what those trading levels would have been had such securities not been guaranteed.

         Assured Guaranty underwrites all risks insured by it to a "zero loss" standard; that is, obligations insured by Assured Guaranty are required to be structured with sufficient levels of excess collateral or other first loss protection so that Assured Guaranty, to a high degree of certainty, anticipates no losses on each risk insured, considered without regard to the premium collected thereon or the investment income related thereto. To this end, each policy written by Assured Guaranty is required to meet specified criteria applicable to the risk proposed to be insured and set forth by Assured Guaranty in its underwriting guidelines. Assured Guaranty is able to deviate from such guidelines on a case-by-case basis only in accordance with procedures established by the guidelines and with the approval of the portfolio risk management of AGL. There can be no assurance, however, that this "zero loss" standard will be met.

         Assured Guaranty monitors its exposure to insured credits on an ongoing basis. In this regard, Assured Guaranty reviews available information on the entities which issued the insured securities, the assets underlying the insured securities, and general trends in the relevant industry.

Reserves

         Assured Guaranty maintains a general loss reserve for all insured obligations. A general loss reserve is an estimate of ultimate liability for potential losses and loss adjustment expenses with respect to insured obligations. To determine the general loss reserve, management periodically reviews its exposure to various credits and sets its reserves based on its estimate of ultimate liability with respect to such exposure. Assured Guaranty reflects its liability for the ultimate payment of incurred losses and loss adjustment expenses by establishing case basis and loss adjustment expense reserves, which are balance sheet liabilities representing estimates of future amounts needed to pay claims and related expenses with respect to insured obligations.

         Because reserves are necessarily based on estimates and because of the absence of a sufficient number of losses in its financial guaranty insurance activities and in the financial guaranty industry generally to establish a meaningful statistical base, there can be no assurance that Assured Guaranty's general or case basis reserves will be adequate to cover losses in Assured Guaranty's insured book of business. Reserves are estimates of potential claims at a given time, based on facts and circumstances then known to the insurer. It is possible that the ultimate liability may exceed or be less than such estimates. Assured Guaranty reviews its estimates on an ongoing basis and, as experience develops and new information becomes known, Assured Guaranty will adjust its reserves as necessary.

         Assured Guaranty also maintains contingency reserves pursuant to New York and Maryland insurance laws and regulations. Contingency reserves are non-specific reserves set up for the protection of policyholders against the effects of excessive losses occurring during adverse economic cycles. Such contingency reserves, which are calculated as a specified percentage of principal guaranteed, are established over a fifteen or twenty year period, and taken down over a corresponding period of time.

         ANNEX II starting on page II-1 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

                                    ANNEX II

            ASSURED GUARANTY CORP. CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001, AND UNAUDITED
           CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED
                             JUNE 30, 2004 AND 2003

                                                                            Page

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2003, 2002 AND 2001

Report of Independent Registered Public Accounting Firm.....................II-2

Consolidated Balance Sheets.................................................II-3

Consolidated Statements of Operations and Comprehensive Income..............II-4

Consolidated Statements of Stockholder's Equity.............................II-5

Consolidated Statements of Cash Flows.......................................II-6

Notes to Consolidated Financial Statements..................................II-7

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003

Consolidated Balance Sheets................................................II-32

Consolidated Statements of Operations......................................II-33

PRICEWATERHOUSECOOPERS LOGO

--------------------------------------------------------------------------------
                                                     PRICEWATERHOUSECOOPERS LLP
                                                     1177 Avenue of the Americas
                                                     New York NY 10036
                                                     Telephone (646) 471 4000
                                                     Facsimile (813) 286 6000


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Stockholder of ACE Guaranty Corp.


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of stockholder's equity and of cash flows, present fairly, in all material respects, the financial position of ACE Guaranty Corp., (the "Company"), an indirect, wholly owned subsidiary if ACE Limited, at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statement are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for our opinion.

As discussed in Note 2 and Note 4 to the financial statements, the Company changed its method of accounting for goodwill and derivatives in 2002 and 2001, respectively.

/s/ PricewaterhouseCoopers LLP

New York, New York
June 25, 2004

ACE GUARANTY CORP.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------------------------------

(dollars in the thousands, except share and per share data)


                                                                           2003               2002
ASSETS
Fixed maturity securities available for sale, at fair value
     (amortized cost:  $1,057,044 in 2003 and $896,375 in 2002)      $     1,126,723     $       961,057
Short-term investments, at cost, which approximates fair value                55,078              52,384
                                                                     ---------------     ---------------
         Total investments                                                 1,181,801           1,013,441
                                                                     ---------------     ---------------
Cash                                                                          18,009               3,081
Accrued investment income                                                     14,031              12,138
Deferred acquisition costs                                                   146,926             135,884
Prepaid reinsurance premiums                                                   7,254              51,926
Reinsurance recoverable on ceded losses                                           --              11,420
Premiums receivable                                                           31,524              32,081
Goodwill                                                                      87,062              87,062
Other assets                                                                  14,946              12,341
                                                                     ---------------     ---------------
         Total assets                                                $     1,501,553     $     1,359,374
                                                                     ===============     ===============
LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities
    Unearned premium reserve                                         $       389,027     $       352,551
    Reserve for losses and loss adjustment expenses                          110,259              75,961
    Deferred federal income taxes payable                                     77,934              53,567
    Current federal income taxes payable                                       6,389               8,517
    Unrealized losses on derivative financial instruments                     18,482              67,023
    Other liabilities                                                         22,732              28,318
                                                                     ---------------     ---------------
         Total liabilities                                                   624,823             585,937
                                                                     ---------------     ---------------
Commitments and contingencies (Note 13)

Stockholders' equity
    Common stock - $720 par value per share in 2003 and 2002:
       200,000 authorized, 20,834 issued and outstanding in
       2003 and 2002                                                          15,000              15,000
    Additional paid-in capital                                               351,231             345,561
    Unearned stock grant compensation                                         (2,849)             (2,056)
    Retained earnings                                                        468,064             372,889
    Accumulated other comprehensive income                                    45,284              42,043
                                                                     ---------------     ---------------
         Total stockholder's equity                                          876,730             773,437
                                                                     ---------------     ---------------
         Total liabilities and stockholder's equity                  $    1,501,553      $     1,359,374
                                                                     ===============     ===============


          See accompanying notes to consolidated financial statements.

ACE GUARANTY CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

(dollars in thousands)


                                                                2003            2002            2001
REVENUES
Gross written premiums                                      $   219,923     $   155,079     $   120,796
Ceded premiums                                                  (36,623)         31,367          31,798
                                                           --------------  --------------  --------------
Net written premiums                                            256,546         123,712          88,998
Increase in unearned premium reserve                            (81,148)        (12,199)        (11,336)
                                                           --------------  --------------  --------------
Net premiums earned                                             175,398         111,513          77,662
Net investment income                                            47,156          46,730          46,487
Net realized gains                                                2,092           6,888          10,203
Net realized gain (loss) on derivative financial
instruments                                                      48,541         (36,998)          5,051
Other income                                                      1,340           1,307             633
                                                           --------------  --------------  --------------
       Total revenues                                           274,527         129,440         140,036
                                                           --------------  --------------  --------------

EXPENSES
Losses and loss adjustment expenses                              56,706          24,513           5,875
Acquisition costs                                                57,609          41,624          31,520
Increase in deferred acquisition costs                          (11,042)         (8,212)         (7,011)
Other operating expenses                                         24,341          15,229          13,703
Goodwill amortization                                                --              --           3,785
Foreign exchange (gains) losses                                    (865)            216               3
                                                           --------------  --------------  --------------
       Total expenses                                           126,749          73,370          47,875
                                                           --------------  --------------  --------------

Income before provision for federal income taxes                147,778          56,070     $    92,161
PROVISION (BENEFIT) FOR FEDERAL INCOME TAXES
Current                                                          19,985          20,847     $    14,749
Deferred                                                         22,618         (10,420)         11,036
                                                           --------------  --------------  --------------
       Total provision for federal income taxes                  42,603          10,427          25,785
                                                           --------------  --------------  --------------
Net income before cumulative effect of new
   accounting standard                                          105,175          45,643          66,376
Cumulative effect of new accounting standard, net of
tax                                                                  --              --         (22,800)
       Net income                                               105,175          45,643          43,576
                                                           --------------  --------------  --------------
OTHER COMPREHENSIVE INCOME, NET OF TAX
Unrealized holding gains (losses) arising during
   the year                                                       1,881          23,087         (16,788)
Reclassification adjustment for realized gains
   included in net income                                         1,360           4,477           6,632
                                                           --------------  --------------  --------------
Change in net unrealized gain (loss) on fixed
   maturity securities available for sale                         3,241          27,564         (10,156)
                                                           --------------  --------------  --------------
       Comprehensive income                                 $   108,416     $    73,207     $    33,420
                                                           ==============  ==============  ==============


           See accompanying notes to consolidated financial statements.

ACE GUARANTY CORP.
CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

(dollars in thousands)


                                                                                            ACCUMULATED
                                                       ADDITIONAL    UNEARNED                  OTHER         TOTAL
                                                         PAID-IN   STOCK GRANT   RETAINED  COMPREHENSIVE  STOCKHOLDER'S
                                         COMMON STOCK     CAPITAL    COMPENSATION    EARNINGS       INCOME       EQUITY

BALANCE JANUARY 1, 2001                  $      2,500  $    352,900  $         --  $    297,170  $    24,635  $   677,205
Net income                                                                               43,576                    43,576
Dividends                                                                                (5,500)                   (5,500)
Change in Par Value                            12,500       (12,500)                                                   --
Tax benefit for options exercised                             1,629                                                 1,629
Unrealized loss on fixed maturity
    securities, net of tax ($5,469)                                                                  (10,156)     (10,156)
Unearned stock grant compensation, net                                       (984)                                   (984)
                                         ------------  ------------  ------------  ------------  -----------  -----------
BALANCE, DECEMBER 31, 2001               $     15,000  $    342,029  $       (984) $    335,246  $    14,479  $   705,770
Net income                                                                               45,643                    45,643
Dividends                                                                                (8,000)                   (8,000)
Tax benefit for options exercised                             3,532                                                 3,532
Unrealized gain on fixed maturity
    securities, net of tax ($14,842)                                                                  27,564       27,564
Unearned stock grant compensation, net                                     (1,072)                                 (1,072)
                                         ------------  ------------  ------------  ------------  -----------  -----------
BALANCE, DECEMBER 31, 2002               $     15,000  $    345,561  $     (2,056) $    372,889  $    42,043  $   773,437
Net income                                                                              105,175                   105,175
Dividends                                                                               (10,000)                  (10,000)
Tax benefit for options exercised                             5,670                                                 5,670
Unrealized gain on fixed maturity
    securities, net of tax ($1,745)                                                       3,241                     3,241
Unearned stock grant compensation, net                                       (793)                                   (793)
                                         ------------  ------------  ------------  ------------  -----------  -----------
BALANCE, DECEMBER 31, 2003               $     15,000  $    351,231  $     (2,849) $    468,064  $    45,284  $   876,730
                                         ============  ============  ============  ============  ===========  ===========


          See accompanying notes to consolidated financial statements.

ACE GUARANTY CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

(dollars in thousands)

                                                                  2003       2002       2001

OPERATING ACTIVITIES
Net income                                                     $ 105,175   $ 45,643   $ 43,576
Adjustments to reconcile net income to net cash provided by
   operating activities
Net amortization of security premiums                              6,682      3,605      1,289
Amortization of goodwill                                              --         --      3,785
(Benefit) provision for deferred federal income taxes             22,618    (10,420)    11,036
Net realized gains on investments                                 (2,092)    (6,888)   (10,203)
Cumulative effect of adopting a new accounting standard, net          --         --     22,800
Change in fair value of derivative financial instrument          (48,541)    36,998     (5,051)
Change in deferred acquisition costs                             (11,042)    (8,212)    (7,011)
Change in accrued investment income                               (1,893)      (548)       916
Change in premiums receivable, net                                   557     (8,584)   (18,334)
Change in prepaid reinsurance premiums                            44,672    (16,401)   (18,997)
Change in unearned premium reserves                               36,476     28,600     30,333
Change in reserve for losses and loss adjustment expenses         45,718     (1,513)     9,848
Other                                                             (7,601)     9,472      1,646
                                                               ---------   --------   --------
Net cash provided by operating activities                        190,729     71,752     65,633
                                                               ---------   --------   --------
INVESTING ACTIVITIES
Fixed maturity securities available-for-sale:
Purchases                                                       (408,660)  (667,060)  (876,701)
Sales                                                            240,401    577,428    839,921
(Purchases) sales of short-term investments, net                  (2,694)    19,709     (8,571)
Other, net                                                         3,000      8,712    (15,903)
                                                               ---------   --------   --------
Net cash used in investing activities                           (167,953)   (61,211)   (61,254)
                                                               ---------   --------   --------
FINANCING ACTIVITIES
Dividends paid                                                   (10,000)    (8,000)    (5,500)
                                                               ---------   --------   --------
Net cash used in financing activities                            (10,000)    (8,000)    (5,500)
                                                               ---------   --------   --------
Increase (decrease) in cash                                       12,776      2,541     (1,121)
Effect of exchange rate changes                                    2,152        260        (12)
Cash beginning of year                                             3,081        280      1,413
                                                               ---------   --------   --------
Cash end of year                                               $  18,009   $  3,081   $    280
                                                               =========   ========   ========
SUPPLEMENTARY CASH FLOW INFORMATION
Income taxes paid                                              $  16,443   $ 10,796   $  7,250


          See accompanying notes to consolidated financial statements.

ACE GUARANTY CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


         1.       ORGANIZATION AND BUSINESS

                  ACE Guaranty Corp. (formerly known as ACE Guaranty Re Inc.), (the "Company") is a Maryland domiciled company, which commenced operations in January 1988 and provides insurance and reinsurance of investment grade financial guaranty exposures, including municipal and nonmunicipal reinsurance, credit default swap ("CDS") transactions as well as trade credit and related reinsurance. The Company has financial strength ratings of AAA and Aa2 as of December 31, 2003 from Standard & Poor's Rating Service ("S&P") and Moody's Investor Services, Inc. ("Moody's"), respectively, and is licensed in 30 jurisdictions. The Company owns 100% of ACE Risk Assurance Company, a Maryland domiciled company.

                  As of December 31, 2003, the Company was an indirect wholly-owned subsidiary of ACE Limited ("ACE"), a holding company incorporated with limited liability under Cayman Islands Companies Law. However, on April 28, 2004, subsidiaries of ACE completed an initial public offering ("IPO") of 49,000,000 common shares of their wholly owned subsidiary and parent of the Company, Assured Guaranty Ltd. ("Assured Guaranty"). Assured Guaranty's common shares are traded on the New York Stock Exchange under the symbol AGO. This offering raised approximately $840.1 million in net proceeds, all of which went to the selling shareholders. As a result of the IPO, we implemented a new underwriting strategy. As part of this strategy, we have exited certain lines of business, including trade credit. The Company was renamed Assured Guaranty Corp. upon completion of the IPO.

         2.       SIGNIFICANT ACCOUNTING POLICIES

                  BASIS OF PRESENTATION
                  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, ACE Risk Assurance Company, after elimination of inter-company accounts and transactions. Certain items in the prior years' financial statements have been reclassified to conform to the current year presentation.

                  The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                  PREMIUM REVENUE RECOGNITION
                  Premiums are received either upfront or in installments. Upfront premiums are earned in proportion to the expiration of the amount at risk. Each installment premium is earned ratably over its installment period, generally one year or less. For insured bonds for which the par value outstanding is declining during the insurance period, upfront premium earnings are greater in the earlier periods thus matching revenue recognition with the underlying risk. The premiums are allocated in accordance with the principal amortization schedule of the related bond issue and are earned ratably over the amortization period. When an insured issue is retired early, is called by the issuer, or is

ACE GUARANTY CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


                  in substance paid in advance through a refunding accomplished by placing U.S. Government securities in escrow, the remaining unearned premium reserve is earned at that time. Unearned premium reserve represents the portion of premiums written that is applicable to the unexpired amount at risk of insured bonds.

                  Due to the customary lag (ranging from 30 to 90 days) in reporting premium data by some of the ceding companies, the Company must estimate the ultimate written and earned premiums to be received from a ceding company as of each balance sheet date for the reinsurance business. Actual written premiums reported in the statements of operations are based upon reports received by ceding companies supplemented by the Company's own estimates of premium for which ceding company reports have not yet been received. Differences between such estimates and actual amounts are recorded in the period in which the actual amounts are determined. Based on historical write-off percentages, the Company has not established an allowance for doubtful accounts for its premiums receivable as of December 31, 2003 or 2002.

                  INVESTMENTS
                  The Company accounts for its investments in fixed maturity securities in accordance with the Financial Accounting Standard Board's ("FASB") Statement of Financial Accounting Standards ("FAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("FAS 115"). Management determines the appropriate classification of securities at the time of purchase. As of December 31, 2003 and 2002, all investments in fixed maturity securities were designated as available-for-sale and are carried at fair value. The fair values of all investments are calculated from independent market quotations.

                  The amortized cost of fixed maturity securities is adjusted for amortization of premiums and accretion of discount computed using the effective interest method. That amortization or accretion is included in net investment income. For mortgage-backed securities, and any other holdings for which there is prepayment risk, prepayment assumptions are evaluated and revised as necessary. Any necessary adjustments required due to the resulting change in effective yields and maturities are recognized prospectively in current income.

                  Realized gains and losses on sales of investments are determined using the specific identification method. Unrealized gains and losses on investments, net of applicable deferred income taxes, are included in accumulated other comprehensive income in stockholder's equity. The Company has a formal review process for all securities in its investment portfolio, including a review for impairment losses. Factors considered when assessing impairment include:

         o a decline in the market value of a security by 20% or more below amortized cost for a continuous period of at least six months;

         o a decline in the market value of a security for a continuous period of 12 months;

         o recent credit downgrades of the applicable security or the issuer by rating agencies;

ACE GUARANTY CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


         o        the financial condition of the applicable issuer;

         o        whether scheduled interest payments are past due; and

         o whether the Company has the ability and intent to hold the security for a sufficient period of time to allow for anticipated recoveries in fair value.

                  If the Company believes a decline in the value of a particular investment is temporary, the decline is recorded as an unrealized loss on the balance sheet in "accumulated other comprehensive income" in stockholders equity. If the Company believes the decline is "other than temporary," the Company will write down the carrying value of the investment and record a realized loss in the statement of operations. The assessment of a decline in value includes management's current assessment of the factors noted above. If that assessment changes in the future, the Company may ultimately record a loss after having originally concluded that the decline in value was temporary. The Company had no writedown of securities for other than temporary declines during 2003, 2002 or 2001.

                  Short-term investments are recorded at cost, which approximates fair value. Short-term investments are those with original maturities of greater than three months but less than one year from date of purchase.

                  CASH AND CASH EQUIVALENTS
                  The Company classifies demand deposits as cash. Cash equivalents are short-term, highly liquid investments with original maturities of three months or less.

                  DEFERRED ACQUISITION COSTS
                  Acquisition costs incurred, that vary with and are directly related to the production of new business, are deferred. These costs include direct and indirect expenses such as commissions, brokerage expenses and costs of underwriting and marketing personnel. The Company's management uses judgment in determining what types of costs should be deferred, as well as what percentage of these costs should be deferred. The Company periodically conducts a study to determine which operating costs vary with, and are directly related to, the acquisition of new business and qualify for deferral. Acquisition costs other than those associated with the credit derivative products are deferred and amortized in relation to earned premiums. Ceding commissions received on premiums ceded to other reinsurers reduce acquisition costs. Anticipated losses, loss adjustment expenses and the remaining costs of servicing the insured or reinsured business are considered in determining the recoverability of acquisition costs. The Company regularly conducts reviews for potential premium deficiencies. There were no premium deficiencies for any of the reported years as the sum of anticipated losses, loss adjustment expenses and the remaining costs of servicing the insured or reinsured did not exceed the related unearned premium. Acquisition costs associated with credit derivative products are expensed as incurred.

                  RESERVE FOR LOSSES AND LOSS ADJUSTMENT EXPENSES
                  Reserve for loss and loss adjustment expenses ("LAE") includes case reserves, incurred but not reported reserves ("IBNR") and portfolio reserves.

ACE GUARANTY CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


                  Case reserves are established when specific insured obligations are in or near default. Case reserves represent the present value of expected future loss payments and LAE, net of estimated recoveries but before considering ceded reinsurance. Financial guaranty insurance and reinsurance case reserves are discounted at 6.0%, which is the approximate taxable equivalent yield on the investment portfolio in all periods presented.

                  IBNR is an estimate of the amount of losses when the insured event has occurred but the claim has not yet been reported to the Company. In establishing IBNR, the Company uses traditional actuarial methods to estimate the reporting lag of such claims based on historical experience, claim reviews and information reported by ceding companies.

                  In addition to IBNR, the Company records portfolio reserves for financial guaranty insurance and reinsurance, and credit derivative business. Portfolio reserves are established with respect to the portion of the Company's business for which case reserves have not been established. Portfolio reserves are established in an amount equal to the portion of actuarially estimated ultimate losses related to premiums earned to date as a percentage of total expected premiums for that in-force business. Actuarially estimated ultimate losses on financial guaranty exposures are developed considering the net par outstanding of each insured obligation, taking account of the probability of future default, the expected timing of the default and expected recovery following default. These factors vary by type of issue (for example, municipal, structured finance or corporate), current credit rating and remaining term of the underlying obligation and are principally based on historical data obtained from rating agencies. During an accounting period, portfolio reserves principally increase or decrease based on changes in the aggregate net amount at risk and the probability of default resulting from changes in credit quality of insured obligations, if any.

                  The Company updates its estimates of loss and LAE reserves quarterly. Loss assumptions used in computing losses and LAE reserves are periodically updated for emerging experience, and any resulting changes in reserves are recorded as a charge or credit to earnings in the period such estimates are changed. Due to the inherent uncertainties of estimating loss and LAE reserves, specifically for the high severity, low frequency financial guaranty business that the Company writes, actual experience may differ from the estimates reflected in our consolidated financial statements, and the differences may be material.

                  REINSURANCE
                  In the ordinary course of business, the Company assumes and retrocedes business with other insurance and reinsurance companies. These agreements provide greater diversification of business and may minimize the net potential loss from large risks. Reinsurance contracts do not relieve the Company of its obligation to the reinsured. Reinsurance recoverable on ceded losses includes balances due from reinsurance companies for paid and unpaid losses and LAE that will be recovered from reinsurers, based on contracts in force, and is presented net of any provision for estimated uncollectible reinsurance. Any change in the provision for uncollectible reinsurance is included in loss and loss adjustment expenses. Prepaid reinsurance premiums represent the portion of premiums ceded to reinsurers relating to the unexpired terms of the reinsurance contracts in force.

ACE GUARANTY CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


                  Certain of the Company's assumed and ceded reinsurance contracts are funds held arrangements. In a funds held arrangement, the ceding company retains the premiums instead of paying them to the reinsurer and losses are offset against these funds in an experience account. Because the reinsurer is not in receipt of the funds, the reinsurer earns interest on the experience account balance at a predetermined credited rate of interest. The Company generally earns interest at fixed rates of between 4% and 6% on its assumed funds held arrangements and generally pays interest at fixed rates of between 4% and 6% on its ceded funds held arrangements. The interest earned or credited on funds held arrangements is included in net investment income. In addition, interest on funds held arrangements will continue to be earned or credited until the experience account is fully depleted, which can extend many years beyond the expiration of the coverage period.

                  GOODWILL
                  Goodwill of $94.6 million arose from ACE's acquisition of the Company as of December 31, 1999 and was being amortized over a period of twenty-five years. Beginning January 1, 2002, goodwill is no longer amortized, but rather is evaluated for impairment at least annually. Management has determined that goodwill is not impaired at December 31, 2003.

                  The following table reconciles reported net income to adjusted net income excluding goodwill amortization.

                                                FOR THE YEARS ENDED DECEMBER 31,
(in thousands)                               2003             2002             2001
Reported net income                     $       105,175  $        45,643  $        43,576
Add back:  goodwill amortization                     --               --            3,785
Adjusted net income                     ---------------  ---------------  ---------------
                                        $       105,175  $        45,643  $        47,361
                                        ===============  ===============  ===============


                  The following table details goodwill by segment as of December 31, 2003 and 2002:

(in thousands)
Financial guaranty direct                                                 $        14,748
Financial guaranty reinsurance                                                     70,669
Mortgage guaranty                                                                      --
Other                                                                               1,645
                                                                          ---------------
                                                                          $        87,062
                                                                          ===============


                  INCOME TAXES
                  In accordance with FAS No. 109, "Accounting for Income Taxes", deferred income taxes are provided for with respect to the temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities, using enacted rates in effect for the year in which the differences are expected to reverse. Such temporary differences relate principally to deferred acquisition costs, reserve for losses and LAE, unearned premium reserve, unrealized gains and losses on investments, unrealized gains and losses on derivative financial instruments and statutory contingency reserve.

ACE GUARANTY CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


                  STOCK BASED COMPENSATION
                  Stock based compensation is based on ACE stock. The Company accounts for stock-based compensation plans in accordance with APB No. 25. No compensation expense for options is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of the grant. Pro forma information regarding net income is required by FAS No. 123, "Accounting for Stock-Based Compensation." In December 2002, FASB issued FAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure." FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosure in financial statements regarding the method of accounting for stock-based compensation and the effect of the method used on reported results.

                  For restricted stock awards, the Company records the market value of the shares awarded at the time of the grant as unearned stock grant compensation and includes it as a separate component of stockholder's equity. The unearned stock grant compensation is amortized into income ratably over the vesting period.

                  The following table outlines the Company's net income for the years ended December 31, 2003, 2002 and 2001, had the compensation cost been determined in accordance with the fair value method recommended in FAS 123.


                                                              FOR THE YEARS ENDED DECEMBER 31,
(in thousands)                                            2003              2002             2001
Net income as reported                               $       105,175  $         45,643  $        43,576
Add:  Stock-based compensation expense included in
     reported net income, net of income tax                      811               517              213
Deduct:  Compensation expense, net of income tax               2,260             1,629              621
Pro Forma                                            ---------------  ----------------  ---------------
                                                     $       103,726  $         44,531  $        43,168
                                                     ===============  ================  ===============


                  The fair value of ACE options issued is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for grants in 2003, 2002 and 2001, respectively: dividend yield of 2.4%, 1.43%, and 1.65%; expected volatility of 32.4%, 35.2%, and 42.8%; risk free interest rate of 2.4%, 4.01%, and 4.84% and an expected life of four years for each year.

         3.       RECENT ACCOUNTING PRONOUNCEMENTS

                  In May 2003, Financial Accounting Standards Board ("FASB") issued FAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("FAS 150"), which establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. FAS 150 requires the classification of a financial instrument that is within its scope as a liability (or an asset in some circumstances). FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first

ACE GUARANTY CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


                  interim period beginning after June 15, 2003. The adoption of FAS 150 had no impact on the consolidated financial statements.

                  In April 2003, the FASB issued FAS No. 149, "Amendment of FASB Statement No. 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement improves financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. For example, this statement requires that financial guaranty insurance, for which the underlying risk is linked to a derivative, be accounted for as a derivative. This statement is effective for contacts entered into or modified after June 30, 2003, except for the provisions of this Statement that relate to FAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, and for hedging relationships designated after June 30, 2003. All provisions are to be applied prospectively, except for the provisions of this Statement that relate to FAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003. These provisions are to be applied in accordance with their respective effective dates. The adoption of FAS 149 did not have a material impact on the consolidated financial statements.

                  In January 2003, the FASB issued FAS Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), as an interpretation of Accounting Research Bullet No. 51, "Consolidated Financial Statements." FIN 46 addresses consolidation of variable interest entities (VIEs) by business enterprises. An entity is considered a VIE subject to consolidation if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or if the equity investors lack one of three characteristics of a controlling financial interest. First, the equity investors lack the ability to make decisions about the entity's activities through voting rights or similar rights. Second, they do not bear the obligation to absorb the expected losses of the entity if they occur. Lastly, they do not claim the right to receive expected returns of the entity if they occur, which are the compensation for the risk of absorbing the expected losses. FIN 46 requires that VIEs be consolidated by the entity that maintains the majority of the risks and rewards of ownership. This Interpretation applies immediately to VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. FASB deferred the effective date of FIN 46 until the end of the first interim or annual period ending after December 15, 2003 for VIEs created before February 1, 2003. The adoption of FIN 46 had no impact on the consolidated financial statements.

         4.       DERIVATIVES

                  The Company adopted FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), which established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities as of January 1, 2001. FAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheets and measure those instruments at fair value.

ACE GUARANTY CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


                  If certain conditions are met, a derivative may be specifically designated as a fair value, cash flow or foreign currency hedge. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company had no derivatives that were designated as hedges during 2003, 2002 and 2001.

                  Certain products (principally credit protection oriented) issued by the Company have been deemed to meet the definition of a derivative under FAS 133. These products consist primarily of credit derivatives. In addition, the Company issued a few index-based derivative financial instruments. The Company uses derivative instruments primarily to offer credit protection to others. Effective January 1, 2001, the Company records these transactions at fair value. Where available; we use quoted market prices to fair value these insured credit derivatives. If quoted prices are not available, particularly for senior layer collateralized debt obligations ("CDO") and equity layer credit protection, the fair value is estimated using valuation models for each type of credit protection. These models may be developed by third parties, such as rating agency models, or may be developed internally, depending on the circumstances. These models and the related assumptions are continually reevaluated by management and enhanced, as appropriate, based upon improvements in modeling techniques and availability of more timely market information. The fair value of derivative financial instruments reflects the estimated cost to the Company to purchase protection on its outstanding exposures and is not an estimate of expected losses incurred. Due to the inherent uncertainties of the assumptions used in the valuation models to determine the fair value of these derivative products, actual experience may differ from the estimates reflected in our consolidated financial statements, and the differences may be material.

                  The Company records premiums received from the issuance of derivative instruments in gross written premiums and establishes unearned premium reserves and loss reserves. These loss reserves represent the Company's best estimate of the probable losses expected under these contracts. Unrealized gains and losses on derivative financial instruments are computed as the difference between fair value and the total of the unearned premium reserves, losses and LAE reserve, premiums receivable, prepaid reinsurance premiums and reinsurance recoverable on ceded losses. Changes in unrealized gains and losses on derivative financial instruments are reflected in the statement of operations. Cumulative unrealized gains and losses are reflected as assets and liabilities, respectively, in the Company's balance sheets. Unrealized gains and losses resulting from changes in the fair value of derivatives occur because of changes in interest rates, credit spreads, recovery rates, the credit ratings of the referenced entities and other market factors. In the event that we terminate a derivative contract prior to maturity as a result of a decision to exit a line of business or for risk management purposes, the unrealized gain or loss will be realized through premiums earned and losses incurred.

                  As of January 1, 2001, the Company recorded an expense related to the cumulative effect of adopting FAS 133 of $22.8 million, net of applicable deferred income tax benefit of $12.3 million.

ACE GUARANTY CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


                  The Company recorded a pretax net unrealized gain on derivative financial instruments of $48.5 million for the year ended December 31, 2003, a pretax net unrealized loss on derivative financial instruments of $37.0 million for the year ended December 31, 2002 and a pretax net unrealized gain on derivative financial instruments of $5.1 million for the year ended December 31, 2001.

                  The following table summarizes activities related to derivative financial instruments (dollars in thousands of U.S. dollars):


BALANCE SHEETS AS OF DECEMBER 31,                             2003         2002

Assets
Prepaid reinsurance premiums                             $        271  $        387

LIABILITIES
Unearned premium reserve                                        7,078         6,559
Reserve for losses and LAE                                     15,500         2,452
Unrealized losses on derivative financial instruments          18,482        67,023
                                                         ------------  ------------
         Net liability - fair value of derivative
             financial  instruments                      $     40,789  $     75,647
                                                         ============  ============


STATEMENTS OF OPERATIONS FOR THE YEARS
     ENDED DECEMBER 31,                                    2003              2002            2001

Net written premiums                                   $      39,573  $           13,714  $     3,981
Net premiums earned                                           38,936              10,820        1,959
Loss and loss adjustment expenses                           (11,714)           (131,162)      (2,355)
Unrealized gains (losses) on derivative
     financial instruments                                    48,541            (36,998)        5,051
                                                       -------------  -----------------   -----------
          Total impact of derivative
              financial instruments                    $      75,763  $       (157,340)  $     4,655
                                                       =============  ================   ===========


         5.       STATUTORY ACCOUNTING PRACTICES

                  These financial statements are prepared on a GAAP basis, which differs in certain respects from accounting practices prescribed or permitted by the insurance regulatory authorities, including the Maryland Insurance Department.

                  Statutory capital and surplus as of December 31, 2003 and 2002 was $255.6 million and $287.0 million, respectively. Statutory net income for the years ended December 31, 2003, 2002 and 2001 was $66.7 million, $46.3 million and $45.0 million, respectively.

                  There are no permitted accounting practices on a statutory basis.

ACE GUARANTY CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


         6.       INSURANCE IN FORCE - FINANCIAL GUARANTY

                  At December 31, 2003 and 2002, net financial guaranty par in force including insured credit default swaps ("CDS") was approximately $78.4 billion and $72.3 billion, respectively. The portfolio was broadly diversified by payment source, geographic location and maturity schedule, with no single risk representing more than 1.2% of the total net par in force. The composition by sector was as follows:

SECTORS                                  NET PAR IN FORCE DECEMBER 31,
                                             2003           2002
(dollars in billions)
MUNICIPAL EXPOSURE
Tax-backed                               $    19.4     $    18.2
Municipal utilities                            9.9           9.1
Healthcare                                     5.6           5.6
Special revenue                                8.1           7.7
Structured municipal                           2.5           2.6
Other municipals                               2.2           2.1
                                         ---------      --------
             Total Municipal             $    47.7      $   45.3
                                         =========      ========
NON-MUNICIPAL EXPOSURE
Collateralized debt obligations          $    13.7      $   10.2
Consumer receivables                           8.3           7.8
Single name corporate CDS                      2.3           4.2
Commercial receivables                         5.1           3.4
Other structured finance                       1.3           1.4
                                         ---------      --------
             Total Non-Municipal              30.7          27.0
                                         ---------      --------
             Total Exposure                   78.4          72.3
                                         =========      ========


                  Maturities for municipal obligations range from 1 to 30 years, with the typical life in the 12 to 15 year range. Non-municipal transactions have legal maturities that range from 1 to 30 years with a typical life of 5 to 7 years. Maturities on single name corporate CDSs range from 1 to 5 years with an average remaining maturity of 1.7 years as of December 31, 2003.

ACE GUARANTY CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


                  The portfolio contained exposures in each of the 50 states and abroad. The distribution of net financial guaranty par outstanding by geographic location is set forth in the following table:

                                        AS OF DECEMBER 31, 2003          AS OF DECEMBER 31, 2002
                                     -----------------------------    -----------------------------
                                       NET PAR                          NET PAR
                                     OUTSTANDING         %            OUTSTANDING       %
DOMESTIC
California                           $      6.4            8.2%       $       6.1           8.5%
New York                                    4.8            6.1%               4.6           6.3%
Texas                                       3.1            4.0%               3.0           4.2%
Illinois                                    2.6            3.3%               2.6           3.6%
Florida                                     2.6            3.3%               2.8           3.9%
New Jersey                                  2.1            2.6%               2.0           2.8%
Pennsylvania                                2.0            2.6%               2.1           3.0%
Massachusetts                               1.8            2.3%               1.8           2.5%
Puerto Rico                                 1.7            2.2%               1.4           1.9%
Washington                                  1.4            1.8%               1.3           1.8%
Ohio                                        1.1            1.4%               1.2           1.6%
Other - Muni                               16.1           20.6%              14.4          20.0%
Other Non Muni                             27.1           34.5%              25.1          34.7%
                                     -------------     -----------    --------------    -----------
         Total domestic expenses           72.8           92.9%              68.4          94.8%
INTERNATIONAL
United Kingdom                              2.4            3.1%               1.5           2.1%
Italy                                       0.4            0.5%               0.2           0.2%
Australia                                   0.4            0.5%               0.1           0.1%
France                                      0.3            0.4%               0.3           0.4%
Brazil                                      0.3            0.4%               0.2           0.2%
Japan                                       0.2            0.3%               0.5           0.7%
Other                                       1.6            1.9%               1.1           1.5%
                                     -------------     -----------    --------------    -----------
         Total international
              exposures                     5.6            7.1%               3.9           5.2%
         Total exposures             $     78.4          100.0%              72.3         100.0%
                                     =============     ===========    ==============   ============


                  The following table sets forth the financial guaranty in-force portfolio by underwriting rating:


                                             AS OF DECEMBER 31, 2003                    AS OF DECEMBER 31, 2002
                                     ---------------------------------------     ------------------------------------
                                                               % TOTAL NET            NET PAR           % TOTAL NET
                                     NET PAR OUTSTANDING     PAR OUTSTANDING        OUTSTANDING       PAR OUTSTANDING
RATINGS
AAA                                  $       22.2                  28.4%         $       16.1               22.3%
AA                                           16.1                  20.6%                 14.1               19.5%
A                                            27.1                  34.6%                 30.4               42.0%
BBB                                          11.5                  14.6%                 11.1               15.3%
Below investment grade                        1.5                   1.8%                  0.6                0.9%
                                     -------------              -----------      --------------          -----------
    Total exposures                  $       78.4                 100.0%         $       72.3              100.0%
                                     =============                               ==============

ACE GUARANTY CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


                  As part of its financial guaranty business, the Company insures CDS transactions written by its affiliate AGR Financial Products, whereby one party pays a periodic fee in fixed basis points on a notional amount in return for a contingent payment by the other party in the event one or more defined credit events occurs with respect to one or more third party reference securities or loans. A credit event may be a nonpayment event such as a failure to pay, bankruptcy, or restructuring, as negotiated by the parties to the CDS transaction. The total notional amount of insured investment grade CDS exposure outstanding at December 31, 2003 and 2002 and included in the Company's financial guaranty exposure was $19.5 billion and $17.0 billion, respectively.

         7.       INVESTMENTS IN SECURITIES

                  The following summarizes the Company's aggregate investment portfolio at December 31, 2003:

                                                                            GROSS          GROSS
                                                                         UNREALIZED      UNREALIZED      ESTIMATED
                                                        AMORTIZED COST      GAINS          LOSSES        FAIR VALUE
(dollars in thousands)

Fixed maturity securities available for sale
U.S. Treasury securities and obligations of U.S.
  government agencies                                   $   47,975      $    1,986     $       --      $   49,961
Obligations of states and political subdivisions           701,988          59,204            693         760,499
Corporate Securities                                        98,660           5,615            507         103,768
Mortgage-backed securities                                 192,258           4,191            649         195,800
Asset-backed securities                                     16,163             558             26          16,695
                                                        ----------      ----------     ----------      ----------

     Total available-for-sale                            1,057,044          71,554          1,875       1,126,723
Short-term investments                                      55,078                             --          55,078
                                                        ----------      ----------     ----------      ----------
     Total investments                                  $1,112,122      $   71,554     $    1,875      $1,181,801
                                                        ==========      ==========     ==========      ==========


                  The following summarizes the Company's aggregate investment portfolio at December 31, 2002:


                                                                            GROSS          GROSS
                                                                         UNREALIZED      UNREALIZED      ESTIMATED
                                                        AMORTIZED COST      GAINS          LOSSES        FAIR VALUE

(dollars in thousands)

Fixed maturity securities available for sale U.S. Treasury securities and obligations of U.S.
  government agencies                                   $   73,000      $    4,936     $       --      $   77,936
Obligations of states and political subdivisions           543,122          47,573             53         590,642
Corporate securities                                        69,426           6,247              1          75,672
Mortgage-backed securities                                 181,675           5,110             38         186,747
Asset-backed securities                                     29,152             919             11          30,060
                                                        ----------      ----------     ----------      ----------
     Total available-for-sale                              896,375          64,785            103         961,057
Short-term investments                                      52,384              --             --          52,384
                                                        ----------      ----------     ----------      ----------
     Total investments                                    $948,759      $   64,785       $    103      $1,013,441
                                                        ==========      ==========     ==========      ==========

ACE GUARANTY CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


                  The amortized cost and estimated fair value of fixed maturity securities available-for-sale at December 31, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                 ESTIMATED
                                           AMORTIZED COST        FAIR VALUE
(dollars in thousands)

MATURITY
Due within one year                      $     14,098        $     14,190
Due in 2005-2008                              100,587             103,394
Due in 2009-2013                              168,524             181,600
Due after 2013                                581,577             631,739
Mortgage-backed securities                    192,258             195,800
                                         ------------         ------------
                                          $ 1,057,044         $ 1,126,723
                                         ============         ===========


                  Realized gains and (losses) were as follows:


                                                           YEARS ENDED DECEMBER 31,
                                                ----------------------------------------------
(dollars in thousands)                                 2003          2002           2001

FIXED MATURITIES
Gains                                              $   2,791      $    7,915     $   20,335
Losses                                                  (699)         (1,027)       (10,132)
                                                   $   2,092      $    6,888     $   10,203
Fair value adjustment on derivative financial
    instruments                                    $  48,541      $  (36,998)    $    5,051
        Net realized (losses) gains                $  50,633      $  (30,110)    $   15,254


                  None of the realized losses in 2003, 2002 or 2001 were from other than temporary declines in a securities fair value.

                  Approximately 16.6% of the Company's total investment portfolio at December 31, 2003 was composed of mortgage-backed securities ("MBS"), including collateralized mortgage obligations and commercial mortgage-backed securities. Of the securities in the MBS portfolio, approximately 84.1% were backed by agencies or entities sponsored by the U.S. government. As of December 31, 2003, the weighted average credit quality of the Company's entire investment portfolio was AA+.

                  The following table summarizes, for all securities in an unrealized loss position at December 31, 2003, the aggregate fair value and gross unrealized loss by length of time the amounts have continuously been in an unrealized loss position.

ACE GUARANTY CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


                                                                      LESS THAN 12 MONTHS
                                                             --------------------------------
(dollars in thousands)                                             FAIR            UNREALIZED
                                                                  VALUE               LOSS
U.S. Treasury securities and obligations of U.S.
    government agencies                                      $         -        $         -
Obligations of states and political subdivisions                  50,337               (699)
Corporate securities                                              31,348               (501)
Mortgage-backed securities                                        55,832               (649)
Asset-backed securities                                            3,208                (26)
                   Total                                     $   140,725        $    (1,875)


                  Included above are 44 fixed maturity securities. The Company has considered factors such as sector credit ratings and industry analyst reports in evaluating the above securities for impairment and has concluded that these securities are not other than temporarily impaired as of December 31, 2003. As of December 31, 2003, no investments were in a continuous unrealized loss position for greater than 12 months.

                  Net investment income is derived from the following sources:

                                                          YEARS ENDED DECEMBER 31,
                                             ----------------------------------------------
(dollars in thousands)                            2003             2002             2001

Income from fixed maturity securities        $    47,422      $    46,648       $    43,738
Income from short-term investments                   906              865             3,515
    Total investment income                       48,328           47,513            47,253
Less investment expenses                          (1,172)            (783)             (766)
    Net investment income                    $    47,156      $    46,730       $    46,487


                  Under agreements with its cedents and in accordance with statutory requirements, the Company maintains fixed maturity securities in trust accounts for the benefit of reinsured companies and for the protection of policyholders, generally in states in which the Company or its subsidiaries, as applicable, are not licensed or accredited. The carrying amount of such restricted balances amounted to approximately $63.9 million and $62.4 million at December 31, 2003 and 2002, respectively.

                  As part of its insured CDS business, the Company is party to certain contractual agreements that require collateral to be posted for the benefit of either party depending on ratings of the parties to the agreement and mark-to-market movements relative to applicable specified thresholds of the insured swap transactions. As of December 31, 2003, the Company was not required to post collateral for the benefit of CDS customers.

                  The Company is not exposed to significant concentrations of credit risk within its investment portfolio.

ACE GUARANTY CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


                  No material investments of the Company were non-income producing for the years ended December 31, 2003 and 2002.

         8.       RESERVES FOR UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

                  The following table provides a reconciliation of the beginning and ending reserve balances for unpaid losses and LAE:

(dollars in thousands)                                                YEARS ENDED DECEMBER 31,
                                                           -------------------------------------------
                                                               2003            2002           2001

Reserves for unpaid losses and LAE, net of related
    reinsurance recoverables, at beginning of year         $    63,736    $   70,076      $    64,833
ADD
Provision for unpaid losses and LAE for claims
    occurring in the current year, net of reinsurance           23,369         35,506          12,991
Increase (decrease) in estimated losses and LAE for
    claims occurring in prior years, net of reinsurance         33,337        (10,993)         (7,116)
                                                           ------------   ------------    ------------
         Incurred losses during the current year, net
            of reinsurance                                 $    56,706    $    24,513     $     5,875
                                                           ------------   ------------    ------------
DEDUCT
Losses and LAE payments (net of recoverables) for
    claims occurring in the current year                   $     3,284    $    27,799     $     5,884
Income (losses) and LAE payments (net of recoverables)
    for claims occurring in the prior year                      10,079          3,054          (5,252)
                                                           ------------   ------------    ------------
                                                           $    13,363    $    30,853     $       632
                                                           ------------   ------------    ------------
Reserve for unpaid losses and LAE, net of related
    reinsurance recoverables, at end of year               $   107,079    $    63,736     $    70,076
Unrealized foreign exchange (gain) loss on reserve
    revaluation                                                  3,180            805            (143)
Reinsurance recoverable on unpaid losses and LAE, at
    end of year                                                     --         11,420             588
                                                           ------------   ------------    ------------
         Reserve for unpaid losses and LAE, gross of
            reinsurance recoverables on unpaid losses
            at end of year                                 $   110,259    $    75,961     $    70,521
                                                           ===========    ===========     ===========


                  The prior year adverse development in 2003 of $33.3 million in the provision for losses and LAE is due primarily to an increase in case activity on the structured finance line of business due to credit deterioration in collateralized debt obligations assumed through reinsurance treaties.

                  In 2002, the favorable prior year development of $11.0 million in the provision for losses and LAE relates primarily to higher than previously estimated salvage on a non-municipal transaction and favorable development in the trade credit reinsurance line of business.

                  The favorable prior year development in 2001 of $7.1 million in the provision for losses and LAE relates primarily to the favorable development of $9.6 million in the credit derivative line of business.

ACE GUARANTY CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


         9.       INCOME TAXES

                  ACE Financial Services Inc. ("AFS"), the Company's direct parent and its direct and indirect U.S. subsidiaries, ACE Guaranty Corp, ACE Risk Assurance Company, ACE Asset Management, AGR Financial Products and AFP Transferor Inc. prepare a consolidated federal income tax return with ACE Prime Holding Inc., an immediate owner of the Corporation. Each company pays its proportionate share of the consolidated federal tax burden, the proportion determined by reference to the amount a company would have been liable to pay, had such company filed on a separate return basis with current credit for net losses to the extent such losses are utilizable on a separate company basis. The Company's effective federal tax rate for 2003 is 29%.

                  Reconciliation from the tax provision calculated at the federal statutory rate of 35% in 2003, 2002 and 2001 to the total tax is as follows:

(dollars in thousands)                                    YEARS ENDED DECEMBER 31,
                                               ---------------------------------------
                                                   2003           2002          2001

Tax provision at statutory rate                $   51,722     $   19,625    $   32,256
Tax-exempt interest                                (8,990)        (8,297)       (7,053)
Other                                                (129)          (901)          582
                                               -----------    -----------   -----------
         Total federal income tax provision    $   42,603     $   10,427    $   25,785
                                               ===========    ===========   ===========


                  The deferred federal income tax liability reflects the tax effect of the following temporary differences:

(dollars in thousands)                                 YEARS ENDED DECEMBER 31,
                                                    ----------------------------
                                                        2003            2002
DEFERRED TAX ASSETS
Portfolio reserves                                  $  16,835       $  15,243
Tax and loss bonds                                     16,071          16,071
Fair value of derivative financial instruments          6,469          23,458
Other                                                     689             582
                                                    ---------       ---------
         Total deferred tax assets                  $  40,064       $  55,354
                                                    =========       =========
DEFERRED TAX LIABILITIES
Deferred acquisition costs                             51,424          47,559
Contingency reserve                                    28,124          28,124
Unearned premium revenue                               14,063          10,600
Unrealized gain on fixed maturity securities
    available for sale                                 24,388          22,638
                                                    ---------       ---------
         Total deferred tax liabilities             $ 117,999       $ 108,921
                                                    ---------       ---------
         Net deferred liability for federal
         income taxes                               $  77,935       $  53,567
                                                    =========       =========

ACE GUARANTY CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


                  Under the terms of the tax sharing agreement the Company's current income tax payable to AFS was $6.4 million and $8.5 million at December 31, 2003 and 2002, respectively. Income taxes paid in 2003, 2002 and 2001, were $16.4 million, $10.8 million and $7.3 million, respectively.

         10.      REINSURANCE

                  To limit its exposure on assumed risks, the Company enters into certain proportional and non-proportional retrocessional agreements with other insurance companies, primarily ACE subsidiaries, that cede a portion of the risk underwritten to other insurance companies. In the event that any or all of the reinsurers are unable to meet their obligations, the Company would be liable for such defaulted amounts. Direct, assumed, and ceded reinsurance amounts were as follows:

(dollars in thousands)                      FOR THE YEARS ENDED DECEMBER 31,
                                     ------------------------------------------
                                         2003           2002           2001
PREMIUMS WRITTEN
Direct                               $   40,992     $   16,419      $    1,829
Assumed                                 178,931        138,660         118,967
Ceded                                    36,623        (31,367)        (31,798)
                                     ----------     ----------      ----------
         Net                         $  256,546     $  123,712      $   88,998
                                     ==========     ==========      ==========
PREMIUMS EARNED
Direct                               $   38,921     $   11,922      $      554
Assumed                                 144,526        114,557          89,909
Ceded                                    (8,049)       (14,966)        (12,801)
                                     ----------     ----------      ----------
         Net                         $  175,398     $  111,513      $   77,662
                                     ==========     ==========      ==========
LOSS AND LOSS ADJUSTMENT EXPENSES
Direct                               $   14,464     $   18,398      $    2,355
Assumed                                  45,081         17,454           4,121
Ceded                                    (2,839)       (11,339)           (601)
                                     ----------     ----------      ----------
         Net                         $   56,706     $   24,513      $    5,875
                                     ==========     ==========      ==========


                  Reinsurance recoverable on ceded unpaid losses and LAE as of December 31, 2002 was $11.4 million. As of December 31, 2003 the Company had no reinsurance recoverable on ceded unpaid losses. See Note 12 for further information on ceded premiums.

         11.      INSURANCE REGULATIONS

                  Under Maryland's 1993 revised insurance law, the amount of surplus available for distribution as dividends is subject to certain statutory provisions, which generally prohibit the payment of dividends in any twelve-month period in an aggregate amount exceeding the lesser of 10% of surplus or net investment income (at the preceding December 31) without prior approval of the Maryland Commissioner of Insurance. The amount available for distribution from the Company during 2004 with notice to, but without prior approval of, the Maryland Commissioner of Insurance under the Maryland insurance law is approximately $25.6 million. During the years ended December 31, 2003, 2002 and 2001, the Company paid $10.0 million, $8.0 million and $5.5 million, respectively, in dividends to ACE Financial.

ACE GUARANTY CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


                  Going forward the Company has committed to S&P and Moody's that it will not pay more than $10.0 million per year in dividends.

                  Under Maryland insurance regulations, the Company is required at all times to maintain a minimum surplus of $750,000.

         12.      INTERCOMPANY TRANSACTIONS

                  EXPENSE SHARING AGREEMENTS
                  Effective October 2000, and amended January 1, 2003, the Company entered into an agreement with ACE Capital Re Overseas Ltd. ("ACRO"), an affiliate of the Company under common ownership of ACE pursuant to which certain expenses for employee salaries and shared resources such as office space, office supplies and management information system services are allocated to each company according to annual predetermined percentages. The percentages are determined based on each company's weighted average salary expense. For the years ended December 31, 2003, 2002 and 2001, the Company was paid $9.6 million, $9.2 million and $6.2 million, respectively, under its expense sharing agreements. On January 1, 2003, the Company entered into a service agreement with ACE Asset Management Inc. ("AAM"). Under the agreement, AAM reimburses the Company for its direct expenses and a portion of office overhead expenses. In 2003, the Company was paid approximately $1.0 million under its expense sharing agreement with AAM.

                  The Company is also party to various inter-company service agreements whereby it provides support services (credit analysis, surveillance, accounting, MIS, legal and administrative services) to certain affiliates. Under these agreements, the Company received $1.3 million, $1.1 million and $0.3 million in service fee income for the years ended December 31, 2003, 2002 and 2001, respectively.

                  In addition to expense sharing agreements, the Company entered into an employee leasing agreement with ACE American Insurance Company ("ACE INA"), an affiliate. ACE INA is a Pennsylvania stock insurance company. Under the agreement, the Company provides staffing services to ACE INA. In return, the Company is reimbursed for compensation costs. For the years ended December 31, 2003, 2002 and 2001, the Company was paid approximately $11.2 million, $8.3 million and $6.8 million, respectively, under leasing agreements.

                  Included in other assets in the balance sheets are $4.5 million and $5.0 million as of December 31, 2003 and 2002, respectively, for intercompany receivables.

                  As of the IPO date, all of the above agreements have been terminated. New agreements are being finalized between the Company and other subsidiaries of Assured Guaranty that will become effective during 2004.

                  REINSURANCE AGREEMENTS
                  In September 2001, the Company entered into an excess of loss reinsurance agreement with ACE Bermuda which was effective January 1, 2001. Under the terms of the agreement, the Company paid $52.5 million in premium in two installments of $27.5

ACE GUARANTY CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


                  million and $25.0 million in September 2001 and March 2002, respectively, for a 10-year cover with a $150.0 million limit. In June 2003, this agreement was canceled and the unearned premium of $39.8 million, loss reserves of $12.5 million and profit commission of $1.5 million were returned to the Company. This agreement was not replaced with a third party reinsurance contract. The Company ceded losses of $2.5 million and $10.0 million in 2003 and 2002, respectively, under this cover.

                  The Company cedes business to affiliated entities under certain reinsurance agreements. Amounts deducted from the premiums, losses and commissions in 2003, 2002 and 2001 for reinsurance ceded to affiliates are reflected in the table below.


(dollars in thousands)             2003              2002              2001

CEDED ACTIVITY
Written premium                $  (38,409)       $   28,327         $   29,982
Earned premium                      4,715             9,111              8,227
Losses and LAE incurred             2,839            11,339                420
Commissions incurred                   57                71                111
Unearned premium reserve            2,113            45,238             26,022
Unpaid losses and LAE                   -            11,419                406


                  The Company also writes business with affiliated entities under insurance and reinsurance agreements. The approximate amounts included in premiums, losses and commissions in 2003, 2002 and 2001 for business assumed from affiliates are reflected in the table below.


(dollars in thousands)             2003              2002              2001

CEDED ACTIVITY
Written premium                $   51,637        $   44,096         $   28,410
Earned premium                     53,512            37,852             23,905
Losses and LAE incurred               701            22,449              4,139
Commissions incurred                1,340               626                 35
Unearned premium reserve            9,920            11,796              4,376
Unpaid losses and LAE                   -            10,849              5,651


         13.      COMMITMENTS AND CONTINGENCIES

                  At December 31, 2003, future minimum rental payments under the terms of the Company's non-cancelable operating leases for office space are $3.3 million for years 2004-2005, $3.4 for the year 2006, $3.3 million for years 2007-2008 and $3.1 million in the aggregate thereafter. These payments are subject to escalations in building operating costs and real estate taxes. Rent expense amounted to approximately $3.2 million in 2003 and $2.5 million in 2002. Rent expense is shared with ACRO pursuant to the agreement discussed in Note 12.

ACE GUARANTY CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


                  Various lawsuits have arisen in the ordinary course of the Company's business. Contingent liabilities arising from litigation, income tax and other matters are not considered material in relation to the Company's financial position, results of operations or liquidity.

         14.      CONCENTRATIONS

                  Of the Company's total gross premiums written for the year ended December 31, 2003, 27.7% and 16.0% came from Municipal Bond Investors Assurance Company and Financial Security Assurance, respectively, two of four monoline primary financial guaranty companies. The Company's client base includes all six monolines, many banks and several European insurance and reinsurance companies.

         15.      CREDIT FACILITIES

                  As of December 31, 2003, the Company had entered into the following credit facilities, which were available for general corporate purposes:

                  (i) A liquidity facility established for the benefit of ACE and certain of its subsidiaries. The overall facility was a 364-day credit agreement in the amount of $500.0 million with a syndicate of banks. The Company had a $50.0 million participation in the facility. Due to the IPO, as of April 2, 2004, this facility was replaced.

                  (ii) A 364-day credit agreement in the amount of $140.0 million with a syndicate of the banks. Under the terms of this liquidity facility the Company would have been required to pledge collateral to one of the syndicate banks, if the amount of collateral posted for the benefit of the Company's credit default swap counterparties exceeded 11% of the Company shareholders' equity. In such case an amount equal to that excess was to have been pledged for the benefit of the syndicate banks. As of December 31, 2003, the Company had not posted any collateral under this covenant. Due to the IPO, as of April 28, 2004 this facility was replaced.

                  (iii) A $75.0 million line of credit facility and a $50.0 million line of credit facility from subsidiaries of ACE. Due to the IPO, as of April 28, 2004 this facility was replaced.

                  As of December 31, 2003, the Company has not drawn any amounts under these credit facilities.

                  To replace the general corporate purpose credit facilities, Assured Guaranty entered into a $250.0 million unsecured credit facility ("$250.0 million credit facility") on April 29, 2004, with a syndicate of banks, for which ABN AMRO Incorporated and Bank of America (an affiliate of Banc of America Securities LLC) acted as co-arrangers to which each of Assured Guaranty, the Company and Assured Guaranty (UK) Ltd., a subsidiary of Assured Guaranty organized under the laws of the United Kingdom, is a party, as borrower. The $250.0 million credit facility is a 364-day day facility and any amounts

ACE GUARANTY CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


                  outstanding under the facility at its expiration will be due and payable one year following the facility's expiration. Under the $250.0 million credit facility, the Company can borrow up to $250.0 million, Assured Guaranty has a borrowing limit not to exceed $50.0 million, and Assured Guaranty (UK) Ltd. has a borrowing limit not to exceed $12.5 million.

                  As of December 31, 2003, the Company was party to a non-recourse credit facility with a syndicate of banks, which provided up to $175.0 million. This facility was specifically designed to provide rating agency qualified capital to further support the Company's claim paying resources. This agreement is due to expire November 2010. As of December 31, 2003, the Company had not drawn any amounts under this credit facility.

         16.      FAIR VALUE OF FINANCIAL INSTRUMENTS

                  The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments. These determinations were made based on available market information and appropriate valuation methodologies. Considerable judgment is required to interpret market date to develop the estimates and therefore, they may not necessarily be indicative of the amount the Company could realize in a current market exchange.

                  FIXED MATURITY SECURITIES
                  The fair value for fixed maturity securities shown in Note 7 is based on quoted market prices.

                  CASH AND SHORT-TERM INVESTMENTS
                  The carrying amount reported in the balance sheet for these instruments is cost, which approximates fair value due to the short-term maturity of these instruments.

                  UNEARNED PREMIUM RESERVE
                  The fair value of the Company's unearned premium reserve is based on the estimated cost of entering into a cession of the entire portfolio with third party reinsurers under current market conditions. This figure was determined by using the statutory basis unearned premium reserve, net of deferred acquisition costs.

                  FINANCIAL GUARANTY INSTALLMENT PREMIUMS
                  The fair value is derived by calculating the present value of the estimated future cash flow stream discounted at 6.0%.

ACE GUARANTY CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


                                                     AS OF DECEMBER 31, 2003       AS OF DECEMBER 31, 2002
                                                  -----------------------------------------------------------
                                                    CARRYING       ESTIMATED      CARRYING       ESTIMATED
                                                     AMOUNT       FAIR VALUE       AMOUNT       FAIR VALUE
(In thousands of U.S. dollars)

ASSETS
Fixed maturity securities                         $  1,126,723   $  1,126,723   $    961,057   $    961,057
Cash and short-term investments                         73,087         73,087         55,465         55,465

LIABILITIES
Unearned premium reserve                          $    389,027   $    347,178    $   352,551    $   259,237
Off-Balance Sheet Instruments
    Financial guaranty installments premiums                --        293,339             --        220,417


         17.      EMPLOYEE BENEFIT PLANS

                  DEFINED CONTRIBUTION PLAN
                  The Company maintains a savings incentive plan, which is qualified under Section 401K of the Internal Revenue Code. The savings incentive plan is available to all full-time employees with a minimum of six months of service. Eligible participants may contribute a percentage of their salary subject to a maximum of six months of service. Eligible participants may contribute at a rate of 100% up to 7% of the participant's compensation subject to certain limitations and vest at a rate of 33.3% per year starting with the second year of service. The Company contributed approximately $0.5 million in 2003, $0.4 million in 2002 and $0.3 million in 2001.

                  PROFIT SHARING PLAN
                  The Company maintains a profit sharing plan, which is available to all full-time employees with a minimum of six months of service. Annual contributions to the plan are at the discretion of the Board of Directors. The plan contains a qualified portion and a non-qualified portion. Total expense incurred under the plan amounted to approximately $0.7 million in 2003, $0.5 million in 2002, and $0.3 million in 2001.

         18.      PREMIUMS EARNED FROM REFUNDED AND CALLED BONDS

                  Premiums earned include $18.6 million, $12.6 million and $4.3 million for 2003, 2002 and 2001, respectively, related to refunded and called bonds.

         19.      SEGMENT REPORTING

                  The Company has three principal business segments: (1) financial guaranty direct, which includes transactions whereby the Company provides an unconditional and irrevocable guaranty that indemnifies the holder of a financial obligation against non-payment of principal and interest when due, and includes credit support for credit default swaps; (2) financial guaranty reinsurance, which includes agreements whereby the Company is a reinsurer and agrees to indemnify a primary insurance company against part or all of the loss which the latter may sustain under a policy it has issued; and (3) other, which includes trade credit reinsurance which the Company is no longer active and the impact

ACE GUARANTY CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


                  of affiliate reinsurance transactions that were purchased by management for the benefit of all the Company's reporting segments.

                  The Company's reportable business segments are strategic business units that offer different products and services. They are managed separately since each business requires different marketing strategies and underwriting skill sets.

                  The Company does not segregate certain assets and liabilities at a segment level since management reviews and controls these assets and liabilities on a consolidated basis. The Company allocates certain operating expenses to each segment by identifying expenses related to staff that either directly acquire or service the business. The remaining expenses are generally allocated based on the expense ratios produced by the directly allocated expenses of these segments. Management uses underwriting gains and losses as the primary measure of each segment's financial performance.

                  The following table summarizes the components of underwriting gain (loss) for each reporting segment:

(dollars in millions)                                   YEAR ENDED DECEMBER 31, 2003
                                       ------------------------------------------------------------
                                                          FINANCIAL
                                          FINANCIAL        GUARANTY
                                       GUARANTY DIRECT   REINSURANCE        OTHER           TOTAL

Gross written premiums                  $    52.4        $   122.8       $    44.7       $   219.9
Net written premiums                         47.9            124.8            83.8           256.5
Net earned premiums                          48.6             88.2            38.6           175.4
Loss and loss adjustment expenses            14.5             22.8            19.4            56.7
Acquisition costs                             3.2             29.8            13.6            46.6
Operating expenses                           14.3              8.6             1.4            24.3
                                        ---------        ---------       ---------       ---------
Underwriting gain                       $    16.6        $    27.0       $     4.2       $    47.8
                                        =========        =========       =========       =========


(dollars in millions)                                   YEAR ENDED DECEMBER 31, 2002
                                       ------------------------------------------------------------
                                                          FINANCIAL
                                          FINANCIAL        GUARANTY
                                       GUARANTY DIRECT   REINSURANCE        OTHER           TOTAL

Gross written premiums                  $    38.0        $    84.2       $    32.9       $   155.1
Net written premiums                         36.7             81.5             5.5           123.7
Net earned premiums                          34.5             70.0             7.0           111.5
Loss and loss adjustment expenses            18.4              8.5            (2.4)           24.5
Acquisition costs                             1.3             23.2             8.9            33.4
Operating expenses                           10.8              9.0            (4.6)           15.2
                                        ---------        ---------       ---------       ---------
Underwriting gain                       $     4.0        $    29.3       $     5.1       $    38.4
                                        =========        =========       =========       =========

ACE GUARANTY CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


(dollars in millions)                                   YEAR ENDED DECEMBER 31, 2002
                                       ------------------------------------------------------------
                                                          FINANCIAL
                                          FINANCIAL        GUARANTY
                                       GUARANTY DIRECT   REINSURANCE        OTHER           TOTAL

Gross written premiums                  $    30.7        $    86.7       $     3.4       $   120.8
Net written premiums                         30.1             83.3           (24.4)           89.0
Net earned premiums                          24.8             55.0             2.1            77.7
Loss and loss adjustment expenses             2.4              2.8             0.7             5.9
Acquisition costs                             0.3             17.6             6.6            24.5
Operating expenses                            8.6             10.7            (5.6)           13.7
                                        ---------        ---------       ---------       ---------
Underwriting gain (loss)                $    13.5        $    23.9       $    (3.8)      $    33.6
                                        =========        =========       =========       =========


                  The following is a reconciliation of total underwriting gain to income before provision for income taxes for the years ended:


(dollars in millions)                                              DECEMBER 31, 2002
                                                     ----------------------------------------------
                                                         2003             2002              2001

Total underwriting gain                              $    47.8         $    38.4        $    33.6
Net investment income                                     47.2              46.7             46.5
Net realized investment gains                              2.1               6.9             10.2
Unrealized  gains (loss) on derivative  financial
instruments                                               48.5             (37.0)             5.1
Other income                                               1.3               1.3              0.6
Goodwill amortization                                       --                --             (3.8)
Foreign exchange gains (losses)                            0.9              (0.2)              --
                                                     ---------         ---------        ---------
Income before provision for income taxes             $   147.8         $    56.1        $    92.2
                                                     =========         =========        =========


                  The following table provides the lines of businesses from which each of the Company's three reporting segments derive their net earned premiums:


(dollars in millions)                                              DECEMBER 31, 2003
                                                     ----------------------------------------------
                                                         2003             2002              2001

FINANCIAL GUARANTY DIRECT
Financial guaranty direct                            $    48.6         $    34.5        $    24.8
FINANCIAL GUARANTY REINSURANCE
Municipal finance                                         51.3              37.8             26.1
Structured finance                                        36.9              32.2             28.9
                                                     ---------         ---------        ---------
         Total                                       $    88.2          $   70.0         $   55.0
                                                     =========          ========         ========
OTHER SEGMENT
Trade credit reinsurance                                  41.6              14.6              2.9
Affiliate reinsurance                                     (3.0)             (7.6)            (5.0)
                                                     ---------         ---------        ---------
         Total                                       $    38.6         $     7.0        $    (2.1)
                                                     =========         =========        =========

ACE GUARANTY CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


                  The following table summarizes the Company's gross written premium by geographic region. Allocations have been made on the basis of location of risk.

(dollars in millions)                                   DECEMBER 31, 2003
                             -----------------------------------------------------------------------
                                      2003                     2002                     2001
                             --------------------      -------------------      --------------------
North America                $183.9         83.6%      $132.9        85.7%      $116.5         96.4%
United Kingdom                  9.2          4.2%         7.2         4.6%         1.1          0.9%
Europe                         26.2         11.9%        13.8         8.9%         2.9          2.4%
Australia                       0.6          0.3%         1.2         0.8%         0.3          0.3%
                             ------        ------      ------       ------      ------        ------
         Total               $219.9        100.0%      $155.1       100.0%      $120.8        100.0%
                             ======        =====       ======       =====       ======        =====


         20.      SUBSEQUENT EVENT

                  Upon completion of the IPO, any unvested options to purchase ACE ordinary shares held by our officers or employees immediately vested and any unvested restricted ACE ordinary shares were forfeited. Our officers and employees have 90 days from the date of the IPO to exercise any vested options to acquire ACE ordinary shares. The acceleration of vesting of options to purchase ordinary shares resulted in a pre-tax charge to us of approximately $1.4 million. Based upon a price of $42.79 per ACE ordinary share, the Company incurred a pre-tax charge of $3.1 million and contributed cash in the same amount to fund a trust, with an independent trustee, for the value of the restricted ACE ordinary shares forfeited by all of our officers and employees. These pre-tax charges took place during the second quarter of 2004. The trust purchased common shares of Assured Guaranty and allocated to each such individual common shares having the approximate value of the ACE ordinary shares forfeited by such individual. Based on Assured Guaranty's initial public offering price of $18.00 per common share, the trust purchased approximately $173,000 Assured Guaranty common shares on behalf of the Company. The common shares will be deliverable to each individual on the 18-month anniversary of the IPO so long as during that 18-month period the individual was not employed, directly or indirectly, by any designated financial guaranty company. Any forfeited common shares will be delivered to Assured Guaranty. The independent trustee will not have any beneficial interest in the trust. Since completion of the IPO, our officers and employees are no longer eligible to participate in the ACE long-term incentive plans. In connection with these events, the Company received $2.5 million from ACE, for the book value of unrestricted compensation, which is recorded in unearned stock grant compensation, which is included in stockholder's equity.

ACE GUARANTY CORP.
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2004 (UNAUDITED)
--------------------------------------------------------------------------------


(dollars in thousands, except share and per share data)
                                                                      JUNE 30, 2004           DECEMBER 31,
                                                                       (UNAUDITED)                2003
ASSETS
Fixed maturity securities available for sale,
   at fair value                                                     $     1,119,864         $    1,126,723
Short-term investments, at cost, which approximates
  fair value                                                                  84,761                 55,078
                                                                     ---------------         --------------
           TOTAL INVESTMENTS                                               1,204,625              1,181,801

 Cash                                                                         14,280                 18,009
 Accrued investment income                                                    14,374                 14,031
 Deferred acquisition costs                                                  150,934                146,926
 Prepaid reinsurance premium                                                  20,543                  7,254
 Reinsurance recoverable on ceded losses                                      29,882                     --
 Premiums receivable                                                          35,070                 31,524
 Unrealized gain on derivative financial instruments                           8,652                     --
 Goodwill                                                                     85,417                 87,062

 Other assets                                                                 10,632                 14,946
                                                                     ---------------         --------------
              TOTAL ASSETS                                           $     1,574,410         $    1,501,553
                                                                     ===============         ==============

   LIABILITIES
 Unearned premium reserve                                            $       398,163         $      389,027
 Reserve for losses and loss adjustment expenses                             110,234                110,259
 Reinsurance balances payable                                                 51,818                  5,183
 Unrealized loss on derivative financial instruments                              --                 18,482
 Federal income taxes payable                                                 26,514                 84,323

 Other liabilities                                                            49,343                 17,549
                                                                     ---------------         --------------
               TOTAL LIABILITIES                                             636,072                624,823

   STOCKHOLDER'S EQUITY
  Common  stock  ($720  par  value  per  share in 2004 and 2003:
          200,000  authorized,  20,834 issued and outstanding in
          2004 and 2003)                                                      15,025                 15,000
 Additional paid-in capital                                                  385,739                351,231
 Unearned stock grant compensation                                            (6,477)                (2,849)
 Retained earnings                                                           519,143                468,064
 Accumulated  other  comprehensive  income - net unrealized gain
 on fixed maturity securities available for sale                              24,908                 45,284
                                                                     ---------------         --------------
               TOTAL STOCKHOLDER'S EQUITY                                    938,338                876,730
                                                                     ---------------         --------------
               TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY            $     1,574,410         $    1,501,553
                                                                     ===============         ==============

ASSURED GUARANTY CORP.
CONSOLIDATED STATEMENT OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 2004 (UNAUDITED) AND JUNE 30, 2003 (UNAUDITED)
--------------------------------------------------------------------------------


(dollars in thousands)

                                                                JUNE 30,              JUNE 30,
                                                                 2004                  2003
                                                             (UNAUDITED)           (UNAUDITED)
REVENUES
Gross written premiums                                      $     93,933         $    115,321
Ceded premiums                                                    53,063              (37,424)
                                                           ---------------      --------------
Net written premiums                                              40,870              152,745
(Increase)/decrease in unearned premium reserves                   4,152              (65,242)
                                                           ---------------      --------------
NET PREMIUMS EARNED                                               45,022               87,503

Net investment income                                             25,943               22,807
Net realized gains (loss)                                           (204)               2,243
Net realized gains on derivative financial instruments            26,793                6,566
Other income                                                          --                  507
                                                           ---------------      --------------
TOTAL REVENUES                                                    97,554              119,626

EXPENSES
Loss and loss adjustment expenses                                (13,447)              22,904
 Profit commission expense                                           122                  913
Acquisition costs                                                 12,146               25,832
Other operating expenses                                          24,612               10,024
Goodwill impairment                                                1,645                   --
                                                           ---------------      --------------
TOTAL EXPENSES                                                    25,078               59,673

INCOME BEFORE PROVISION FOR FEDERAL INCOME TAXES                  72,476               59,953

Provision for federal income taxes
Current                                                            9,183                8,315
Deferred                                                          12,213                8,330
                                                           ---------------      --------------
Total provision for federal income taxes                          21,396               16,645
                                                           ---------------      --------------
NET INCOME                                                  $     51,080         $     43,308
                                                           ===============      ==============

         This supplement may be used to offer or sell the certificates offered hereby only if accompanied by the prospectus supplement and prospectus.

         Until 90 days after the date of this supplement, all dealers effecting transactions in the Certificates offered hereby, whether or not participating in this distribution, may be required to deliver a supplement, prospectus supplement and prospectus. This is in addition to the obligation of dealers to deliver a supplement, prospectus supplement and prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                            BEAR, STEARNS & CO. INC.

                The date of this supplement is November 18, 2004